                                                            Exhibit (a)(5)(xiii)

FOR IMMEDIATE RELEASE

             STEEL PARTNERS II SENDS LETTER TO BAIRNCO STOCKHOLDERS
                   QUESTIONING BOARD OF DIRECTORS' PAST RECORD

      NEW  YORK,  NY - JANUARY  24,  2007 -- Steel  Partners  II,  L.P.  ("Steel
Partners  II"),  which has  commenced a $12.00 per share cash  tender  offer for
Bairnco Corporation (NYSE:BZ;  "Bairnco"),  announced today that it has sent the following letter to stockholders of Bairnco  questioning the board of directors'
past record and calling on  stockholders  to support Steel Partners II's consent solicitation  to remove the current  board  members and replace  them with Steel
Partners  II's  nominees  in order to allow the  stockholders  to  decide  their company's future for themselves:

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                January 24, 2007

Dear Fellow Stockholder:

      As you are aware, BZ Acquisition Corp., a wholly owned subsidiary of Steel
Partners II, L.P.,  has  commenced a tender offer to purchase all the issued and outstanding  shares of common  stock of Bairnco  Corporation  for $12.00 net per share in cash (the  "Offer").  THE BOARD OF  DIRECTORS OF BAIRNCO HAS REFUSED TO
TAKE THE STEPS NECESSARY TO ALLOW US TO CONSUMMATE THE OFFER AND TO ALLOW YOU TO
DETERMINE FOR YOURSELF WHETHER YOU WANT TO RECEIVE THE  CONSIDERATION TO BE PAID
PURSUANT TO THE OFFER.  Because we believe that the current directors of Bairnco are not acting,  and will not act, in your best  interests  with  respect to the
Offer, we are soliciting  written  consents from Bairnco  stockholders to remove each current  member of Bairnco's  board of directors and replace them with five highly qualified  individuals who, as dictated by their fiduciary  duties,  will take action to allow the stockholders, the true owners of Bairnco, to decide the
Company's future for themselves.

       SHOULD YOU TRUST THE CURRENT BOARD OF DIRECTORS WITH YOUR COMPANY'S
                                     FUTURE?

                        WE THINK THE ANSWER IS CLEARLY NO

      Bairnco's  management has made some bold predictions  regarding the future financial  results of the Company for 2007. Do you believe that Bairnco,  led by its current board of directors,  will achieve these projections?  If you look at the record,  Bairnco's management is no stranger to making predictions of future success that come up woefully short. To find unfulfilled expectations of greener earnings  pastures,  you need look no further  than the two most  recent  annual reports that Bairnco sent to its stockholders. Consider the following statements made by Luke E. Fichthorn, III, Bairnco's Chairman of the Board and CEO:

FICTION:        "We expect 2005 to be a year of improved  results as compared to
                2004." (2004 annual report)

FACT:           In 2005,  operating  profit and diluted  earnings per share from continuing  operations  were each DOWN OVER 30%,  as compared to
                2004.

THE EXCUSE:     "[E]xternal events,  COMBINED WITH OUR DECISIONS - SOME OF WHICH
                WERE GOOD,  SOME BAD, AND SOME LATE - LED TO  FINANCIAL  RESULTS
                WELL BELOW OUR  EXPECTATIONS."  (2005  annual  report,  EMPHASIS
                ADDED)

WHY WOULD YOU BELIEVE THE BOARD OF DIRECTORS NOW?

      In  addition  to  making  public  statements  about the  Company's  future financial performance that have not borne fruit, Mr. Fichthorn also conveniently neglects to tell the whole story about the Company's  financial  health.  In the
Company's  press release  announcing its 2006 results,  Mr.  Fichthorn  fails to remind you of his statement  from Bairnco's 2005 annual report that the level of growth represented by the Company's 2006 earnings "will still leave us below our long term financial  objectives."  He also doesn't tell you that,  even with the repurchase  of a  significant  number of shares  during the past two years,  the
Company's  diluted earnings per share for 2006 is STILL BELOW THE COMPANY'S 2004
DILUTED EARNINGS PER SHARE OF $0.68.  Now, Mr. Fichthorn is predicting  earnings per share growth in the range of  approximately  69% to 85% in 2007 even though, in 2006,  the Company did not return to 2004 levels and Arlon  Coated  Materials operating  profit  DECREASED  48.4% IN 2006,  including an OPERATING LOSS IN THE
FOURTH QUARTER OF 2006. Based on its track record,  do you believe that Bairnco, led by its current board of directors, will achieve these lofty projections?

      THE NUMBERS  DON'T LIE - Bairnco,  led by its current  board of directors, earned less and is in a worse  financial  position - with  substantially  higher debt - today than in 2004.

               HAS BAIRNCO BEEN ABLE TO DELIVER ON THE OPERATIONAL
                              CHANGES IT PROMISED?

                    AGAIN, WE THINK THE ANSWER IS CLEARLY NO

FICTION:     "[P]lans  have been  approved to open a China  manufacturing  plant which is expected to be in production by the end of 2005. . . . The plant is expected to be profitable in 2006." (2004 annual report)

FACT:        The new  China  plant  "will  not be  operational  until  the third quarter  2006." (2005 annual  report).  In fact, the China facility began only LIMITED  OPERATIONS in October  2006,  and a significant increase in sales and  production  is needed to ramp-up  this plant from  its  2006  fourth  quarter  operating  loss to the  level  of profitability projected by the Company for 2007.

FICTION:     "The start up  inefficiencies  and scrap at the San  Antonio  plant
             [into which Bairnco  consolidated its Arlon  industrial  engineered coated products businesses] should be materially reduced."
             (2004 annual report)

FACT:        "Arlon   Coated    Materials'   San   Antonio   facility   remained
             substantially below expected  performance levels during 2005 due to
             POOR PRODUCTION SCHEDULING,  INCREASED SCRAP, INEFFICIENT LABOR AND
             INCREASED RAW MATERIAL COSTS." (2005 annual report, EMPHASIS ADDED)

FICTION:     Bairnco's goal was "to move the remaining manufacturing  operations in St. Louis to Kasco's  Mexican plant over the first six months of
             2005." (2004 annual report)

FACT:        "The St. Louis plant move to Mexico was DELAYED [it was not in full operation  until  the end of the  third  quarter  of 2005] and OVER
             BUDGET [by nearly double the expected  cost]." (2005 annual report,
             EMPHASIS ADDED)

       WHEN  IT  COMES  TO  ITS  OPERATIONAL  OBJECTIVES,  BAIRNCO  HAS  CLEARLY
OVER-PROMISED AND UNDER-DELIVERED.

WHY WOULD YOU BELIEVE THE BOARD OF DIRECTORS NOW?

      Other  sophisticated,  potential  purchasers  of Bairnco  don't  appear to believe the board of directors.  Although  Bairnco,  with the  assistance of its financial advisor,  conducted a nearly three-month  process to explore a variety of possible strategic alternatives,  including the possible sale of the Company,
IT DID NOT RECEIVE A SINGLE OFFER FOR THE ACQUISITION OF THE ENTIRE COMPANY.

      It also seems as though Bairnco's  management  doesn't have the confidence to stand  behind  its own  financial  projections.  When we put forth a proposal providing that a portion of the total transaction  consideration would depend on
Bairnco's future financial performance, it was summarily rejected.

      In a January 16, 2007 letter to stockholders,  Mr. Fichthorn  claimed that the board of directors has  successfully  enhanced  shareholder  value "over the last six months." For a board with over 50 years of combined  experience serving as directors of the Company,  we find it curious that Mr. Fichthorn focused only on the board's  questionable  accomplishments  during the past six months, which happens to coincide  with the period of time during which our Offer has remained open and the  directors'  continued  service with  Bairnco has been  threatened, while  completely  overlooking  the past missteps we have recounted  above.  ASK
YOURSELF  WHETHER  THE PRICE  IMPACT  ON  BAIRNCO'S  STOCK IS THE  RESULT OF THE
COMPANY'S PERFORMANCE OR THE PUBLICLY ANNOUNCED INTEREST OF STEEL PARTNERS II IN
PURCHASING THE COMPANY.

            YOU SHOULD BE ABLE TO DECIDE THE FUTURE OF YOUR COMPANY

      We  believe  that  our  Offer  is fair  to all  stockholders  and  affords stockholders an attractive and certain means of monetizing their investment,  as opposed to the uncertainty  offered by the current board of directors,  with its financial  crystal ball and  selective  memory.  The $12.00 per share cash price proposed  to be  paid in the  Offer  represents  a  premium  of 21% to the  last reported sales price per share on June 15, 2006, the day we informed  Bairnco of our Offer.  Unfortunately,  the current board of directors has decided to reject and  impose  roadblocks  on our  Offer.  As a  result,  we have  been  forced to undertake our consent solicitation as a last resort. WE URGE ALL STOCKHOLDERS TO
CONSENT TO ALL FOUR OF OUR  PROPOSALS,  WHICH WILL  RESULT IN THE REMOVAL OF THE
CURRENT MEMBERS OF BAIRNCO'S BOARD OF DIRECTORS AND THEIR  REPLACEMENT WITH FIVE
HIGHLY QUALIFIED INDIVIDUALS WHO WILL ACT TO ENSURE THAT YOU, THE TRUE OWNERS OF
THE COMPANY, WILL HAVE A VOICE IN THE FUTURE OF YOUR INVESTMENT.

      DEMAND VALUE FOR YOUR INVESTMENT - VOTE THE GOLD CONSENT CARD TODAY!

      As a significant and long-term stockholder of the Company, we are counting on your  support  to  maximize  value for all  stockholders.  We  encourage  all stockholders  to vote promptly and to discard any consent  revocation  materials you may receive from management.  If you return management's white consent card, you can change your vote by executing  the enclosed  GOLD consent  card.  If you have any questions,  or need assistance in voting your GOLD consent card, please call  our  consent  solicitor,  MacKenzie  Partners,  Inc.,  toll-free  at (800)
322-2885 or (212) 929-5500 (call collect).

      Thank you in advance for your support.

                                          Sincerely,

                                          /s/ Warren G. Lichtenstein

                                          Warren G. Lichtenstein
                                          Steel Partners II, L.P.

--------------------------------------------------------------------------------

    IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD CONSENT
    CARD, OR NEED ADDITIONAL COPIES OF STEEL PARTNERS II'S CONSENT MATERIALS,
     PLEASE CALL MACKENZIE PARTNERS, INC. AT THE PHONE NUMBERS LISTED BELOW.

                                   MACKENZIE
                                 PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016
                          bairnco@mackenziepartners.com

                          (212) 929-5500 (Call Collect)
                                       or
                            TOLL-FREE (800) 322-2885

--------------------------------------------------------------------------------

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

BZ  Acquisition  Corp.,  a  wholly-owned  subsidiary  of Steel  Partners II, has commenced a tender  offer to purchase  all of the  outstanding  shares of common stock (and associated  preferred stock purchase rights) of Bairnco at $12.00 per share,  net to the  seller in cash,  without  interest.  The offer is  currently scheduled  to expire at 5:00 P.M.,  New York City time,  on Monday,  January 29,
2007, unless the offer is extended.

MacKenzie  Partners,  Inc. is the Information Agent for the tender offer and any questions  or requests  for the Offer to Purchase  and  related  materials  with respect to the tender offer may be directed to MacKenzie Partners, Inc.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY  BAIRNCO'S  COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO
PURCHASE AND RELATED  MATERIALS THAT STEEL PARTNERS II HAS FILED (AND WILL FILE)
WITH THE  SECURITIES  AND EXCHANGE  COMMISSION.  STOCKHOLDERS  SHOULD READ THESE
MATERIALS  CAREFULLY BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE
AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE
AT  HTTP://WWW.SEC.GOV  OR  FROM  STEEL  PARTNERS  II  BY  CONTACTING  MACKENZIE
PARTNERS,  INC.  TOLL-FREE AT (800) 322-2885 OR COLLECT AT (212) 929-5500 OR VIA
EMAIL AT BAIRNCO@MACKENZIEPARTNERS.COM.

IMPORTANT INFORMATION REGARDING THE CONSENT SOLICITATION

Steel Partners II, together with the other  Participants (as defined below), has filed a  definitive  consent  solicitation  statement  (as it may be  amended or supplemented,  the "Consent  Solicitation  Statement")  with the  Securities and
Exchange Commission (the "SEC") relating to the solicitation of written consents from Bairnco stockholders.

STEEL  PARTNERS II  STRONGLY  ADVISES  ALL  STOCKHOLDERS  OF BAIRNCO TO READ THE
CONSENT SOLICITATION STATEMENT BECAUSE IT CONTAINS IMPORTANT  INFORMATION.  SUCH
CONSENT  SOLICITATION  STATEMENT IS AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE
AT  HTTP://WWW.SEC.GOV.  IN ADDITION,  THE PARTICIPANTS IN THE SOLICITATION WILL
PROVIDE  COPIES  OF THE  CONSENT  SOLICITATION  STATEMENT  WITHOUT  CHARGE  UPON

REQUEST.  REQUESTS FOR COPIES  SHOULD BE DIRECTED TO THE  PARTICIPANTS'  CONSENT
SOLICITOR,  MACKENZIE PARTNERS,  INC., TOLL-FREE AT (800) 322-2885 OR COLLECT AT
(212) 929-5500 OR VIA EMAIL AT BAIRNCO@MACKENZIEPARTNERS.COM.

THE  PARTICIPANTS  IN THE CONSENT  SOLICITATION  ARE STEEL  PARTNERS  II,  STEEL
PARTNERS,  L.L.C.,  BZ  ACQUISITION  CORP.,  WARREN  G.  LICHTENSTEIN,  HUGH  F.
CULVERHOUSE,   JOHN  J.   QUICKE,   ANTHONY   BERGAMO  AND  HOWARD  M.   LEITNER
(COLLECTIVELY,   THE   "PARTICIPANTS").   STOCKHOLDERS  OF  BAIRNCO  MAY  OBTAIN
INFORMATION  REGARDING  THE  PARTICIPANTS'  DIRECT  OR  INDIRECT  INTERESTS,  BY
SECURITY  HOLDINGS  OR  OTHERWISE,  IN  BAIRNCO  BY  REFERRING  TO  THE  CONSENT
SOLICITATION STATEMENT.

Any  forward-looking  statements  contained in this release are made pursuant to the safe harbor  provisions of the Private  Securities  Litigation Reform Act of
1995.  Forward-looking  statements are inherently  subject to a variety of risks and  uncertainties  that could cause actual  results to differ  materially  from those  projected.  These risks and  uncertainties  include,  among  others:  the willingness of Bairnco  stockholders  to tender their shares in the tender offer and the  number  and  timing of shares  tendered;  the  willingness  of  Bairnco stockholders  to  deliver  written  consents  in  connection  with  the  consent solicitation; the receipt of third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Other important factors that could cause actual  results to differ  materially  are included but are not limited to those listed in Bairnco's  periodic  reports and registration statements filed with the Securities and Exchange Commission.  Steel Partners II
undertakes no obligation to update information contained in this release.

For additional information:

Media
Jason Booth and Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

Investors and Analysts
Daniel Sullivan and Bob Sandhu
Mackenzie Partners, Inc.
(212) 929-5500